Metropolitan Health Networks, Inc.

250 Australian Avenue South, Suite 400

West Palm Beach, Florida 33401

(561) 805-8500

May 17, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Metropolitan Health Networks, Inc.

Application to Withdraw Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-111290)

Ladies and Gentlemen:

Metropolitan Health Networks, Inc. (the “Company”), hereby requests withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (No. 333-111290) filed on May 7, 2004 (the “Amendment”) because it was filed with the incorrect EDGAR tags.  No securities were sold in connection with the Amendment.

If you have any questions regarding the foregoing application for withdrawal, please contact Clint J. Gage, Esq. at Adorno & Yoss, P.A. (954) 763-1200.

Sincerely,

METROPOLITAN HEALTH NETWORKS, INC.

By:

/s/ Michael M. Earley

Name:  Michael M. Earley

Title:  President and Chief Executive Officer

{206606.0060/N0468021_1}